UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EyePoint Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30233G100

(CUSIP Number)

Ronald W. Eastman

EW Healthcare Partners L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019**

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This constitutes a late filing due to inadvertent administrative error. See Item 5.

SCHEDULE 13D

CUSIP No. 30233G100		Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,509,220 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,509,220 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,509,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 30233G100	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,172 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 141,172 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,172 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 30233G100	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,650,392 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,650,392 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5.

CUSIP No. 30233G100	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,650,392 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,650,392 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 30233G100	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,650,392 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,650,392 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,650,392 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,650,392 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,650,392 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,650,392 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,650,392 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,650,392 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 30233G100	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,650,392 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,650,392 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,392 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D filed on April 10, 2018, as amended and supplemented by Amendment No. 1 thereto filed July 15, 2018 and Amendment No. 2 thereto filed February 13, 2019 (as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of EyePoint Pharmaceuticals, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Amended Schedule 13D. This Amendment No. 3 is being filed to reflect the sales of shares of Common Stock of the Issuer by the Reporting Persons that occurred between August 22, 2023 and August 29, 2023, as well as to amend the Amended Schedule 13D to reflect the one for ten reverse split effected by the Issuer on December 8, 2020 (the “Reverse Split”) and the issuances of shares of Common Stock by the Issuer to third parties in the Company Offerings all as described in Item 5 below. This filing constitutes a late filing with respect to the filings required from the Reverse Split and Company Offerings due to administrative error.

(a)	Name of Issuer: EyePoint Pharmaceuticals, Inc. (formerly known as pSivida Corp.)

(b)	Address of Issuer’s Principal Executive Offices:

480 Pleasant Street

Watertown, Massachusetts 02472

(c)	Title and Class of Securities: Common Stock

(d)	CUSIP Number: 30233G100

Item 2.	Identity and Background.

(a) This Amendment No. 3 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual, and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The Principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EWHP is a Delaware limited partnership; (ii) EWHP-A is a Delaware limited partnership; (iii) Essex IX Fund GP is a Delaware limited partnership; (iv) Essex IX General Partner is a Delaware limited liability company; (v) the Managers are all individuals who are citizens of the United States.

Item 4.	Purpose of Transaction

The Reporting Persons disposed of the Securities described in Item 5 for liquidity and market purposes. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Securities at prices that would make the purchase or sale of Securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Except for the above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5.	Interest in Securities of the Issuer

TOTAL OUTSTANDING SHARES. According to information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2023, the number of shares of the Issuer’s Common Stock outstanding on July 28, 2023 was 34,984,044 shares.

EWHP INVESTORS. As of the date of this Amendment No. 3, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13D-3(d)(1)(i) of the Act, an aggregate 3,650,392 shares of Common Stock (the “Securities”), which represents approximately 10.4% of the Common Stock outstanding. The Securities include 3,509,220 shares held by EWHP and 141,172 shares held by EWHP-A. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Common Stock within sixty days of the date of this Amendment No. 3. EWHP and EWHP-A have the sole voting and investment power with respect to their respective Securities.

During the last sixty (60) days, the Reporting Persons effected the following transactions in the Issuer’s Common Stock:

DATE	REPORTING PERSON	AMOUNT	PRICE	TYPE OF TRANSACTION
8/22/2023	EWHP	44,968	$14.62(1)	Open market sale
8/22/2023	EWHP-A	1,810	$14.62(1)	Open market sale
8/23/2023	EWHP	24,869	$14.70(2)	Open market sale
8/23/2023	EWHP-A	1,001	$14.70(2)	Open market sale
8/23/2023	EWHP	24,023	$13.79(3)	Open market sale
8/23/2023	EWHP-A	967	$13.79(3)	Open market sale
8/23/2023	EWHP	26,415	$12.82(4)	Open market sale
8/23/2023	EWHP-A	1,063	$12.82(4)	Open market sale
8/23/2023	EWHP	41,110	$11.78(5)	Open market sale
8/23/2023	EWHP-A	1,655	$11.78(5)	Open market sale
8/24/2023	EWHP	83,729	$11.54(6)	Open market sale
8/24/2023	EWHP-A	3,371	$11.54(6)	Open market sale
8/24/2023	EWHP	50,161	$10.56(7)	Open market sale
8/24/2023	EWHP-A	2,019	$10.56(7)	Open market sale
8/25/2023	EWHP	70,103	$11.09(8)	Open market sale
8/25/2023	EWHP-A	2,822	$11.09(8)	Open market sale
8/25/2023	EWHP	11,277	$10.45(9)	Open market sale
8/25/2023	EWHP-A	454	$10.45(9)	Open market sale
8/28/2023	EWHP	58,503	$11.71(10)	Open market sale
8/28/2023	EWHP-A	2,355	$11.71(10)	Open market sale
8/29/2023	EWHP	83,911	$10.74(11)	Open market sale
8/29/2023	EWHP-A	3,378	$10.74(11)	Open market sale
8/29/2023	EWHP	543	$11.56	Open market sale
8/29/2023	EWHP-A	22	$11.56	Open market sale

(1)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $14.39 to $14.84. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(2)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $14.28 to $15.27. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(3)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $13.28 to $14.27. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(4)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $12.28 to $13.27. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(5)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $11.52 to $12.27. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(6)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $11.05 to $12.04. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(7)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $10.11 to $11.04. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(8)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $10.5001 to $11.50. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(9)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $10.36 to $10.50. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(10)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $11.28 to $12.00. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

(11)

Price is the volume weighted average selling price of all sales by the Reporting Persons on the transaction date within a one dollar range. Actual prices ranged from $10.30 to $11.29. The Reporting Persons hereby undertake to provide upon request of the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price.

Since the filing of Amendment No. 2 to this Schedule 13D on February 13, 2019, the Issuer effected the Reverse Split of its outstanding securities on December 8. 2020, on the basis of one share for each ten shares outstanding. As a result of this action, the number of shares owned by the Reporting Persons was reduced from 41,909,219 shares to 4,190,921 shares, in the aggregate; however, the ownership percentages of the Reporting Persons did not change. This Amendment No. 3 is being filed to, among other things, reflect and report such change resulting from the Reverse Split.

Rule 13d-2(a) under the Act provides that if any material change occurs in the facts set forth in a reporting person’s Schedule 13D, including any material increase or decrease in the percentage of the class beneficially owned, such reporting person promptly shall file an amendment to such Schedule 13D. Rule 13d-2(a) further provides that an acquisition or disposition of securities in an amount equal to one percent (1%) or more of the class of securities shall be deemed “material” for purposes of the foregoing amendment requirement. Due to inadvertent administrative error, prior to this Amendment No. 3, the Reporting Persons failed to file 6 amendments to Schedule 13D, each of which was required, pursuant to Rule 13d-2(a), to report aggregate decreases in ownership of Securities by the Reporting Persons representing one percent (1%) or more of the Securities then outstanding (each such one-percent aggregate decrease, a “One-Percent Decrease”). The One-Percent Decreases occurred due to the Company’s completion of offerings of its Securities (each a “Company Offering”), which resulted in the ownership percentage of the Securities held by the Reporting Persons to be reduced. This Amendment No. 3 is being filed to, among other things, reflect and report such changes to such ownership percentages to the Securities held by the Reporting Persons as a result of the Company Offerings, including the sixty (60)-day pre-amendment trading history required by Item 5(c) of Schedule 13D.

COMPANY OFFERING DATE	SHARES SOLD/ISSUED	COMPANY SHARES OUTSTANDING	REPORTING PERSONS	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS	CHANGE IN PERCENT OF CLASS FROM PREVIOUS
3/28/2019	10,526,500	105,900,826	EWHP	40,288,314	38.0%	-4.4%
			EWHP-A	1,620,905	1.5%	-0.2%
			Essex IX Fund GP	41,909,219	39.6%	-4.6%
			Essex IX General Partner	41,909,219	39.6%	-4.6%
			Managers	41,909,219	39.6%	-4.6%
2/21/2020	15,000,000	124,417,322	EWHP	40,288,314	32.4%	-5.7%
			EWHP-A	1,620,905	1.3%	-0.2%
			Essex IX Fund GP	41,909,219	33.7%	-5.9%
			Essex IX General Partner	41,909,219	33.7%	-5.9%
			Managers	41,909,219	33.7%	-5.9%
12/9/2020	Up to $25,000,000 of value at the market filed on 8/5/2020; shares outstanding for purposes of calculating ownership percentage is as reported on 8K filing on 12/9/2020 announcing 1-for-10 stock split, reflected post split	15,130,000	EWHP	4,028,831	26.6%	-5.8%
			EWHP-A	162,090	1.1%	-0.2%
			Essex IX Fund GP	4,190,921	27.7%	-6.0%
			Essex IX General Partner	4,190,921	27.7%	-6.0%
			Managers	4,190,921	27.7%	-6.0%

COMPANY OFFERING DATE	SHARES SOLD/ISSUED	COMPANY SHARES OUTSTANDING	REPORTING PERSONS	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS	CHANGE IN PERCENT OF CLASS FROM PREVIOUS
12/31/2020	3,010,722	18,140,722	EWHP	4,028,831	22.2%	-4.4%
			EWHP-A	162,090	0.9%	-0.2%
			Essex IX Fund GP	4,190,921	23.1%	-4.6%
			Essex IX General Partner	4,190,921	23.1%	-4.6%
			Managers	4,190,921	23.1%	-4.6%
2/5/2021	9,100,000 + 1,365,000 additional	28,605,722	EWHP	4,028,831	14.1%	-8.1%
			EWHP-A	162,090	0.6%	-0.3%
			Essex IX Fund GP	4,190,921	14.7%	-8.5%
			Essex IX General Partner	4,190,921	14.7%	-8.5%
			Managers	4,190,921	14.7%	-8.5%
11/19/2021	4,027,273 + 1,095,000 additional	33,893,537	EWHP	4,028,831	11.9%	-2.2%
			EWHP-A	162,090	0.5%	-0.1%
			Essex IX Fund GP	4,190,921	12.4%	-2.3%
			Essex IX General Partner	4,190,921	12.4%	-2.3%
			Managers	4,190,921	12.4%	-2.3%

The share totals and ownership percentages reported by the Reporting Persons in this Amendment No. 3 are reflective of the Reverse Split and the Company Offerings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Effective with the Issuer’s annual meeting of stockholders for 2022, Ronald Eastman, one of the Reporting Persons and a Manager of Essex IX General Partner, notified the Issuer that he would not stand for reelection to the Board of Directors of the Issuer after serving as a member of the Board since the investment by EWHP and EWHP-A in Securities of the Issuer, and EWHP and EWHP-A waived their right to nominate a replacement. This Amendment No. 3 is being filed to report such change to the arrangements with the Issuer. Also, this Amendment No. 3 is being filed to file the Voting and Investors Rights Agreement between Ocumension Pharmaceuticals, the Issuer and EWHP and EWHP-A dated December 31, 2020 (the “Voting Agreement”) filed as Exhibit 2 herewith. Such Voting Agreement requires that the Reporting Persons vote their shares of the Issuer, among other things, for the election of the representative of Ocumension Therapeutics to the Board of Directors of the Company for so long as the Reporting Persons own at least ten percent (10%) of the outstanding securities of the Issuer, provided that Ocumension Therapeutics continues to own 75% of the shares they purchased in December 2020.

Except for the agreements and instruments described in the response to Item 3 in the Amended Schedule 13D and the Voting Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated August 30, 2023.

Exhibit 2:	Voting and Investors Rights Agreement dated December 31, 2020 by and among the Issuer, Ocumension Therapeutics, EWHealthcare Partners LP and EW Healthcare Partners -A LP (incorporated by reference to Exhibit 10.35 to the Issuer’s Annual Report on Form 10K filed on March 10, 2023).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2023

EW HEALTHCARE PARTNERS L.P.			INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P., Its General Partner

By:	Essex Woodlands IX, LLC,		/s/ Martin P. Sutter
	Its General Partner		Name: Martin P. Sutter

By:	/s/ Ronald W. Eastman		/s/ R. Scott Barry
	Name:	Ronald W. Eastman	Name: R. Scott Barry
	Title:	Manager

EW HEALTHCARE PARTNERS-A L.P.

By:	Essex Woodlands Fund IX-GP, L.P.,		/s/ Ronald W. Eastman
	Its General Partner		Name: Ronald W. Eastman

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ Ronald W. Eastman		/s/ Petri Vainio
	Name:	Ronald W. Eastman	Name: Petri Vainio
	Title:	Manager
/s/ Steve Wiggins
Name: Steve Wiggins

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ Ronald W. Eastman
	Name:	Ronald W. Eastman
	Title:	Manager

ESSEX WOODLANDS IX, LLC

/s/ Ronald W. Eastman
Name:	Ronald W. Eastman
Title:	Manager